UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Snail, Inc.

(Name of Issuer)

Class A Common Stock, par value US$0.0001 per share

(Title of Class of Securities)

83301J100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83301J100	SCHEDULE 13G	Page 1 of 3 Pages

1	NAMES OF REPORTING PERSONS Hua Yuan International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,189,480 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,189,480 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,189,480 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.1% (1) (2)
12	TYPE OF REPORTING PERSON CO

(1) The sole director of the reporting person has the sole voting and investment power over the shares of the Issuer held directly by the reporting person. The reporting person's sole director disclaims the beneficial ownership of the shares of the Issuer held by the reporting person, except to the extent of any pecuniary interest therein.

(2) Based upon 8,157,443 shares of Class A common stock of the Issuer reported to be outstanding as of December 14, 2022 in the Issuer’s Form 10-Q, filed with the SEC on December 15, 2022.

CUSIP No. 83301J100	SCHEDULE 13G	Page 2 of 3 Pages

Item 1(a)	Name of Issuer:

Snail, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

12049 Jefferson Boulevard

Culver City

California 90230

United States of America

Item 2(a)	Name of Persons Filing:

This Schedule 13G is filed by and on behalf of Hua Yuan International Limited.

Item 2(b)	Address of Principal Business Office or, If None, Residence

The address of the principal business office of the reporting person is Room 8201, 82/F, International Commerce Centre, 1 Austin Road, West KL, Hong Kong SAR.

Item 2(c)	Citizenship

Hong Kong SAR

Item 2(d)	Title of Class of Securities:

Class A common stock, par value US$0.0001 per share

Item 2(e)	CUSIP Number:

83301J100

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

The information for each reporting person contained in rows 5-11 of the cover pages and Item 2(a) is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

CUSIP No. 83301J100	SCHEDULE 13G	Page 3 of 3 Pages

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2023

Hua Yuan International Limited

By:	/s/ Chengwei Liu
Name:	Chengwei Liu
Title:	Director